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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON,  D.C. 20549

                   ------------------------------------------------

                                    SCHEDULE 13E-3

                                   (Amendment No. 2)


                           RULE 13E-3 TRANSACTION STATEMENT
          (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                                 WEDGESTONE FINANCIAL

                                 (Name of the Issuer)

                                 WEDGESTONE FINANCIAL
                               JCS MANAGEMENT CO., INC.
                                       PFG CORP.
                                 RAB MANAGEMENT CORP.
                                JMS HOLDINGS CO., INC.
                                     STOCKWOOD LLC

                        (Name of Person(s) Filing Statement)

               SHARES OF BENEFICIAL INTEREST, $1.00 PAR VALUE PER SHARE

                            (Title of Class of Securities)

                                     948900 10 5

                        (CUSIP Number of Class of Securities)

                                    David L. Sharp
                                      President
                                 Wedgestone Financial
                         5200 N. Irwindale Avenue, Suite 168
                             Irwindale, California 91706
                                     818-338-3555

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
               and Communications Behalf of Person(s) Filing Statement)

                                   WITH COPIES TO:

                                   Kevin L. Crudden
                        Robins, Kaplan, Miller & Ciresi L.L.P.
                                  2800 LaSalle Plaza
                                  800 LaSalle Avenue
                             Minneapolis, Minnesota 55402

     This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [X]  A tender offer.

d.   [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

          [X]



[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING AND REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF FILING.

          AMOUNT PREVIOUSLY PAID:    $1,104.000
          FORM OR REGISTRATION NO.:  SCHEDULE 13E-4
          FILING PARTY:              WEDGESTONE FINANCIAL
          DATE FILED:                FEBRUARY 24, 1998

               Exhibit Index is located on Page 10.

                                     INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Wedgestone Financial, a Massachusetts business trust (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended and Rule 13e-3 thereunder in connection with the tender offer by the Company for all of its issued and outstanding shares of beneficial interest, $1.00 par value (the "SBI") (the "Public Shareholders") upon the terms and subject to the conditions set forth in the Offer to Purchase dated
April __, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed as Exhibits (d) (1) and (d) (2) hereto respectively.

     The following Cross-Reference Sheet prepared pursuant to General Instruction F to Schedule 13E-3 shows the location in the Issuer Tender Offer Statement on Schedule 13E-4 filed by the Company (the "Schedule 13E-4") with the Securities and Exchange Commission on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in
Schedule 13E-4, including all Exhibits thereto, is expressly incorporated herein by reference as set forth in the Cross-Reference Sheet and the responses in this
Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the annexes thereto.



                                CROSS-REFERENCE SHEET

          ITEM IN                                              WHERE LOCATED IN
          SCHEDULE 13E-3                                        SCHEDULE 13E-4
          --------------------------------------------------------------------
          Item 1(a). . . . . . . . . . . . . . . . . . . . .  Item 1(a) and (b)
          Item 1(b). . . . . . . . . . . . . . . . . . . . .  Item 1(b)
          Item 1(c). . . . . . . . . . . . . . . . . . . . .  Item 1(c)
          Item 1(d). . . . . . . . . . . . . . . . . . . . .  *
          Item 1(e). . . . . . . . . . . . . . . . . . . . .  *
          Item 1(f). . . . . . . . . . . . . . . . . . . . .  *
          Item 2(a). . . . . . . . . . . . . . . . . . . . .  *
          Item 2(b). . . . . . . . . . . . . . . . . . . . .  *
          Item 2(c). . . . . . . . . . . . . . . . . . . . .  *
          Item 2(d). . . . . . . . . . . . . . . . . . . . .  *
          Item 2(e). . . . . . . . . . . . . . . . . . . . .  *
          Item 2(f). . . . . . . . . . . . . . . . . . . . .  *
          Item 2(g). . . . . . . . . . . . . . . . . . . . .  *
          Item 3(a). . . . . . . . . . . . . . . . . . . . .  *



                                         -3-

          Item 3(b). . . . . . . . . . . . . . . . . . . . .  *
          Item 4(a). . . . . . . . . . . . . . . . . . . . .  *
          Item 4(b). . . . . . . . . . . . . . . . . . . . .  Item 5
          Item 5 . . . . . . . . . . . . . . . . . . . . . .  Item 3
          Item 6(a). . . . . . . . . . . . . . . . . . . . .  Item 2(a)
          Item 6(b). . . . . . . . . . . . . . . . . . . . .  *
          Item 6(c). . . . . . . . . . . . . . . . . . . . .  Item 2(b)
          Item 6(d). . . . . . . . . . . . . . . . . . . . .  *
          Item 7(a). . . . . . . . . . . . . . . . . . . . .  Item 3
          Item 7(b). . . . . . . . . . . . . . . . . . . . .  *
          Item 7(c). . . . . . . . . . . . . . . . . . . . .  *
          Item 7(d). . . . . . . . . . . . . . . . . . . . .  *
          Item 8 . . . . . . . . . . . . . . . . . . . . . .  *
          Item 9 . . . . . . . . . . . . . . . . . . . . . .  *
          Item 10(a) . . . . . . . . . . . . . . . . . . . .  *
          Item 10(b) . . . . . . . . . . . . . . . . . . . .  *
          Item 11. . . . . . . . . . . . . . . . . . . . . .  Item 5
          Item 12(a) . . . . . . . . . . . . . . . . . . . .  *
          Item 12(b) . . . . . . . . . . . . . . . . . . . .  *
          Item 13. . . . . . . . . . . . . . . . . . . . . .  *
          Item 14. . . . . . . . . . . . . . . . . . . . . .  Item 7
          Item 15(a) . . . . . . . . . . . . . . . . . . . .  *
          Item 15(b) . . . . . . . . . . . . . . . . . . . .  Item 6
          Item 16. . . . . . . . . . . . . . . . . . . . . .  *
          Item 17. . . . . . . . . . . . . . . . . . . . . .  Item 9
          ------------------------------------------------------------------

          *The Item is located in Schedule 13E-3 only.



ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a)-(c) The response to Item 1(a)-(c) of Schedule 13E-4 is incorporated herein by reference and the information set forth in the Offer to Purchase under "The Tender Offer -- Section 6. Price Range of Shares; Dividends" is incorporated herein.

     (d) The information set forth in the Offer to Purchase under "The Tender Offer -- Section 6. Price Range of Shares; Dividends" is incorporated herein by reference.

     (e)       Not applicable.

     (f)       Not applicable.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) This Statement is filed by the issuer of the equity securities that are the subject of the Rule 13e-3 transaction. The response to Item 1(a) of the Schedule 13E-4 is incorporated herein by reference. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither the Company nor, to the best knowledge of the Company, any trustee or executive officer of the Company (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) The citizenship of the trustees and executive officers of the Company are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS AND NEGOTIATIONS.

     (a)       Not applicable.

     (b) The information set forth in the Offer to Purchase under "Special Factors -- Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase on the cover page thereof and under "Introduction," "Special Factors -- Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer," "The Tender Offer -- Section 1. Terms of the Offer; Expiration Date," "The Tender Offer -- Section 2. Acceptance for Payment and Payment for Shares," "The Tender Offer -- Section 3. Procedures for Accepting the Offer and Tendering Shares," "The Tender Offer --
               Section 4. Withdrawal Rights," "The Tender Offer -- Section 9. Dividends and Distributions," "The Tender Offer -- Section 11. Certain Conditions of the Offer," "The Tender Offer -- Section
               12. Certain Legal Matters and Regulatory Approvals" and "The Tender Offer -- Section 14. Miscellaneous" is incorporated herein by reference.

     (b) The response to Item 5 of the Schedule 13E-4 is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) The response to Item 3 of the Schedule 13E-4 is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (c)  The response to Item 2 of the Schedule 13E-4 is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase in "Special Factors -- Fees and Expenses" and "The Tender Offer -- Section
               13.  Fees and Expenses" is incorporated herein by reference.

     (d)       Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(d) The response to Item 3 of the Schedule 13E-4 is incorporated herein by reference. The information set forth in the Offer to Purchase under "Special Factors -- Opinion of Commonwealth Associates" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(f) The information set forth in the Offer to Purchase under "Introduction," "Special Factors -- Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer" and "Special Factors -- Recommendation of the Company's Board; Fairness of the Offer," and "Special Factors -- Opinion of Commonwealth Associates," is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) The information set forth in the Offer to Purchase under "Special Factors -- Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer," "Recommendation of the Company's Board; Fairness of the Offer," "Special Factors -- Opinion of Commonwealth Associates," "The Tender Offer -- Section 8. Financing the Offer" and in
               Schedule II is incorporated by reference herein.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in the Offer to Purchase under "Special Factors -- Beneficial Ownership of SBI" and Schedule I is incorporated herein by reference.

     (b)       Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The response to Item 5 of the Schedule 13E-4 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a)-(b) The information set forth in the Offer to Purchase under "Introduction," "Special Factors -- Purpose and Background of the Offer; Certain Effect of the Offer; Plans of the Company after the Offer," "Special Factors -- Recommendation of the Company's Board; Fairness of the Offer," "Special Factors -- Interests of Certain Persons in the Offer and the Merger" and "Special Factors -- Beneficial Ownership of SBI" is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase under "Special Factors -- Rights of Shareholders in the Event of Merger" and in
               Schedule III is incorporated herein by reference.

     (b)       Not applicable.

     (c)       Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a) The information set forth in the Offer to Purchase under "The Tender Offer -- Section 7. Certain Information Concerning the Company" is incorporated herein by reference.

               In addition, the Company's audited financial statements as of December 31, 1997 and December 31, 1996 and for each of the three years in the period ended December 31, 1997 are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 which is attached to the Offer to Purchase as Schedule IV and incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase and "The Tender Offer -- Section 7. Certain Information Concerning the Company," is incorporated herein by reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in the Offer to Purchase under "Special Factors -- Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer," "Special Factors -- Recommendation of the Company's Board; Fairness of the Offer and Merger," "The Tender Offer -- Section 8. Financing of the Offer and the Merger," and "The Tender Offer -- Section 10. Effect of the Offer on the Market for the Shares; Nasdaq Quotation and Exchange Act Registration" is incorporated herein by reference.

     (b) The response to Item 6 of the Schedule 13E-4 is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     The response to Item 8(e) of the Schedule 13E-4 is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (a) Commitment Letter between the Company and The CIT Group/Credit Finance, Inc. dated February 18, 1998.

     (b)(1)    Opinion of Commonwealth Associates dated January 30, 1998.


     (b)(2)    Report of Commonwealth Associates dated January 14, 1998.



     (b)(3)    Report of Commonwealth Associates dated January 30, 1998.


     (d)(1)    Form of the Offer to Purchase dated April __, 1998.

     (d)(2)    Form of the Letter of Transmittal.

     (d)(3)    Form of Notice of Guaranteed Delivery.

     (d)(4) Form of Letter from Innisfree M&A Incorporated to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

     (d)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

     (d)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (d)(7)    Press Release issued by the Company on February 9, 1998.

     (e) Summary of Shareholder Appraisal Rights and Sections 85-98 of the Massachusetts Business Corporation Law.

     (f)       Independent Auditor's Consent.

     (f)       Not applicable.



                                      SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 28, 1998


                                   WEDGESTONE FINANCIAL


                                   By:   /s/ David L. Sharp
                                       -------------------------
                                   Name: David L. Sharp
                                   Title: President


                                   JCS MANAGEMENT CO., INC.


                                   By:   /s/ John C. Shaw
                                       -------------------------
                                   Name: John C. Shaw
                                   Title: President


                                   PFG CORP.


                                   By:   /s/ James J. Pinto
                                       -------------------------
                                   Name: James J. Pinto
                                   Title: President


                                   RAB MANAGEMENT CORP.


                                   By:   /s/ Richard A. Bartlett
                                       -------------------------
                                   Name: Richard A. Bartlett
                                   Title: President


                                   JMS HOLDINGS CO., INC.


                                   By:   /s/ Jerry M. Seslowe
                                       -------------------------
                                   Name: Jerry M. Seslowe
                                   Title: President


                                   STOCKWOOD LLC


                                   By:   /s/ John C. Shaw
                                       -------------------------
                                   Name: John C. Shaw
                                   Title: Manager

                                    EXHIBIT INDEX

                                                                        PAGE IN
                                                                     SEQUENTIAL
                                                                      NUMBERING
EXHIBIT NO.                                                              SYSTEM
--------------------------------------------------------------------------------

(a)       Commitment Letter between
          the Company and The CIT GRoup/Credit Finance, Inc.
          dated February 18, 1998(1)

(b)(1)    Opinion of Commonwealth Associates dated January 30, 1998* . . . .


(b)(2)    Report of Commonwealth Associates dated January 14, 1998 . . . . .



(b)(3)    Report of Commonwealth Associates dated January 30 , 1998(1)


(d)(1)    Form of the Offer to Purchase dated April __, 1998 . . . . . . . .

(d)(2)    Form of the Letter of Transmittal(1)

(d)(3)    Form of Notice of Guaranteed Delivery(1)

(d)(4) Form of Letter from Innisfree M&A Incorporated to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients(1)

(d)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients(1)

(d)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9(1)

(d)(7)    Press Release issued by the Company on February 9, 1998(1)

(e)       Summary of Shareholder Appraisal Rights and Sections 85-98 of the
          Massachusetts Business Corporation Law** . . . . . . . . . . . . .

(f)       Independent Auditor's Consent . . . . . . .. . . . . . . . . . . .

--------------------------------------------------------------------------------

  *  Attached to Form of the Offer to Purchase dated April__, 1998 as
     Schedule II.

 **  Attached to Form of the Offer to Purchase dated April__, 1998 as
     Schedule III.

------------------
(1) Previously filed.